US GOLD CORPORATION

99 George Street, 3rd Floor

Toronto, Ontario, Canada

M5A 2N4

(866) 441-0690

September 17, 2009

VIA EDGAR and FACSIMILE at (703) 813-6982

Ms. Suying Li

U.S. Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Re:	US Gold Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 7, 2009
File No. 001-33190

Dear Ms. Li:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated September 3, 2009 delivered to US Gold Corporation (the “Company”).  The Company needs additional time to confer with its advisors in order to properly prepare its response.  As a result, the Company proposes to submit a response to the Commission no later than September 23, 2009.

We greatly appreciate your cooperation.  Please feel free to contact me, or in my absence, David Babiarz, Esq. at 303-861-8013, if you have any concerns or questions.

Sincerely,

US GOLD CORPORATION

/s/ Perry Y. Ing

Perry Y. Ing
Vice President and Chief Financial Officer

cc:	David J. Babiarz, Esq.